UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MakeMyTrip Limited

File No. 1-34837 - CF#35288

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MakeMyTrip Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on July 18, 2017.

Based on representations by MakeMyTrip Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.49	through August 29, 2020
Exhibit 4.50	through August 29, 2020
Exhibit 4.51	through July 31, 2021
Exhibit 4.52	through July 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary